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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:  September 30, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
   Golden Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable
   2125-C Madera Road
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Address of Principal Executive Office (Street and Number)
   Simi Valley, California 93065
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/ X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Please see attached.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
         J.L. Tandon                         (805)              582-4400
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Please see attached.
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                             Golden Systems, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  November 15, 1996                      By /s/ J. L. Tandon
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                                                  Name:  J. L. Tandon
                                                  Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).



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                            PART III - NARRATIVE

     The Company's inability to file its quarterly report on Form 10-Q for the period ended September 30, 1996 on a timely basis stems from the Company's ongoing financial difficulties and related changes in management personnel. In July 1996, the President and Chief Financial Officer of the Company resigned. The remaining members of management have since devoted a significant amount of time to obtaining additional financing to keep the Company operational and to restaffing management. The Company's financial condition and changes in management led to a delay in the Company's ability to engage accountants to audit the Company's financial statements for the fiscal year ended March 31, 1996. The financial staff of the Company has been working closely with the Company's auditors to complete the financial statements for the fiscal year ended March 31, 1996 and has been working to complete the financial statements for the quarter ended June 30, 1996. The Company has recently filed both its annual report on Form 10-K for the period ended March 31, 1996 and its quarterly report on Form 10-Q for the period ended June 30, 1996. Only at this time has the financial staff of the Company been able to turn its attention to the quarterly report on Form 10-Q for the period ended September 30, 1996. The Company anticipates filing its quarterly report on Form 10-Q for the period ended September 30, 1996 before the end of November.

                        PART IV - OTHER INFORMATION

    (3) It is anticipated that a significant change in the results of operations from the corresponding period in the last fiscal year will be reflected in the earnings statement to be included in the Form 10-Q for the Company's fiscal quarter ended September 30, 1996. While the Company reported net sales of $5,225,000 for the quarter ended September 30, 1995, the Company anticipates reporting net sales of between $150,000 and $200,000 for the quarter ended September 30, 1996. In addition, while the Company reported a net loss of $1.3 million for the second quarter of 1995, the Company anticipates reporting a net loss of approximately $2 million for the second quarter of 1996. Such marked decrease in net sales and increase in net loss are in large part attributable to the Company's winding down of its business of manufacturing and selling power supplies to original equipment manufacturers ("OEMs") in the personal computer industry and its refocusing of efforts on producing power supplies for OEMs of electronic equipment.